 BOSTON CAPITAL

Directors feel the heat

By Steven Syre, Globe Columnist | December 23, 2004

State Street Corp. is joining the growing line of big companies that plan to change the way their directors are elected, abandoning a practice widely seen as insulating managers at the potential expense of shareholders.

This being a story about corporate reform, it has more to do with sticks than carrots.

Yesterday, State Street said it would ''declassify" its board. That means all directors will stand for reelection at the same time. In the past, about one-third of the board would constitute a class up for election in any single year, making it impossible for unfriendly outsiders to muscle in and take control in one proxy fight.

Recently, Raytheon Co. did the same thing. Gillette Co. plans to declassify its board, too. Other large companies around the country are marching to the same drummer.

Nonbinding proposals to declassify boards have been submitted by shareholders and ignored by managers for years. But they have slowly gained important backing from professional investors, attracting the support of giants like Fidelity Investments, Vanguard Group, and, perhaps most importantly, Institutional Shareholder Services Inc., which advises big stockholders about how to vote in corporate contests.

ISS doesn't just support most proposals to declassify boards. Once such a proposal passes and a company fails to act, ISS may recommend that clients withhold votes for directors up for reelection in subsequent years.

That was the story at Gillette, which had been sidestepping the issue. Chief executive Jim Kilts wrote to shareholders two weeks before this year's annual meeting, asking them to ignore ISS. But 232 million votes for Kilts's reelection to his own board had been withheld. Ditto three other directors. Ouch.

Five months later, Gillette revealed plans to support a declassified board.

Back to State Street: The board has been recommending votes against a similar declassification proposal filed annually by one annoying shareholder for years. But the vote was close in 2003, and it finally passed this year, by a substantial margin.

Now the board has changed its mind. Perhaps directors are just acting on the expressed interest of shareholders. You think?

The shareholder who pushed the issue in the first place was Patrick Jorstad of Alexandria, Va. He is the partner of David Smith, a former employee of State Street who said he was fired six years ago after complaining that a colleague had revealed he was gay. He waged a one-man public relations war with State Street via his own website, demonstrating an uncanny ability to obtain internal documents and post them for embarrassing public viewing. Smith and, by extension, Jorstad, tormented State Street for years. Imagine the moment directors decided they'd have to fundamentally change the way they do business because of a movement created by Jorstad, also a former employee. I'd bet it was like chewing glass.

Board reform has been a good story for investors everywhere this year. Big shareholders are taking their votes more seriously and getting results. There's plenty more work to do.